Exhibit 99-3

INTERPOOL, INC. COMMENCES TENDER OFFER FOR ITS OUTSTANDING 6-5/8% NOTES DUE 2003

PRINCETON, NJ – October 16, 2002 – Interpool, Inc. (NYSE:IPX) announced today that it has commenced a tender offer for any and all of its outstanding 6-5/8% Notes due 2003 (the “Notes”). Approximately $41,000,000 principal amount of Notes are currently outstanding. The source of the consideration for the tender offer is cash on hand.

The tender offer is subject to the terms and conditions in the Offer to Purchase dated October 16, 2002. The expiration date of the tender offer is 5:00 p.m., New York City time, on November 15, 2002, unless extended by Interpool. The total consideration offered in the tender offer is $1,000 per $1,000 principal amount of the Notes, plus accrued and unpaid interest.

The tender offer is subject to certain conditions, which may be waived by the Company. The Company reserves the right to withdraw or modify the terms of the tender offer.

Requests for assistance or additional sets of the materials may be directed to The Altman Group, the Information Agent for the tender offer, at (800) 206-0007.

This announcement is not an offer to purchase or a solicitation of an offer to sell with respect to the Notes. The tender offer is being made solely by the Offer to Purchase dated October 16, 2002.

ABOUT INTERPOOL, INC.

Interpool, Inc. is one of the world’s leading suppliers of equipment and services to the transportation industry. It is the largest lessor of intermodal container chassis in the world and a world-leading lessor of cargo containers used in international trade. Interpool operates from over 90 locations throughout the world.

This Press Release contains certain forward-looking statements regarding future circumstances. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described in the company’s SEC filings. The company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.

For Interpool Inc.
Contact:

Mitchell Gordon
Executive Vice President &
Chief Financial Officer
(212) 916-3284
mgordon@interpool.com

Kathy Keyser
Gregory FCA Communications
Investor Relations
(800) 499-4734
kathy@gregoryfca.com

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